SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of October, 2004


                        Commission File Number 000-27336


                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





SVG Capital plc
Interim Report and
Accounts June 2004


The first half of 2004 has witnessed strong levels of activity, both in terms of new investments, disposals and recapitalisations and we are pleased with the Company's performance.
Nicholas Ferguson, CEO, SVG Capital plc


Financial highlights

+4.7%             Portfolio valuation
                  4.7% increase in the value of the investment portfolio (in local currency).

+1.0%             Net assets
                  Portfolio valuation adversely affected by particularly large foreign exchange movements, resulting in fully diluted net assets per share increasing by 1.0% to 463.4p.

+63.0%            Realisations
                  Realisations during the period at an average of 63.0% premium to December 2003 valuations.

+12.7%            Outperformance
                  Outperformance of public markets on a compound basis over the last five years. SVG Capital has reported compound growth in net assets per share of 7.3% p.a. over the last five years. This growth compares with respective negative returns of (5.4%) p.a. and (5.1%) p.a. from the FTSE All-Share and FTSE World Indices over the same period.



SVG Capital plc
Interim Report and Accounts
2004


Investment objective

SVG Capital's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures.

To complement this investment objective and to further enhance the value of SVG Capital, the Company has an investment advisory business which structures, markets, manages and advises products for investment in private equity, and in public equity using private equity techniques.



01 Financial highlights
02 Chairman and CEO's statement
04 Portfolio review
09 20 largest underlying companies
14 List of investments
19 Financials
25 Company summary
27 Directors and advisers




Financial highlights
to June 2004

                                                 30 June 31 December    Change
                                                    2004        2003         %
Total assets (GBP'000)                           621,152     615,145       1.0%
Total debt (GBP'000)                              87,668      87,619       0.1%
Shareholders' funds (GBP'000)                    532,528     526,618       1.1%
Market capitalisation (GBP'000)                  580,737     545,250       6.5%
Net asset value per share - diluted                463.4p      458.7p      1.0%
Share price                                        515.5p      484.0p      6.5%
Share price premium                                 11.2%        5.5%
Dividends per share                                  Nil         Nil



Five year record
to 31 December/30 June*
                                                 Diluted net  Price of      Share
                                                 asset value  ordinary      price
                              Total Shareholders   per share    shares   premium/
                           assets 1        funds       pence     pence  (discount)
                            GBP'000      GBP'000                                %
2004 (June)                 621,152      532,528       463.4     515.5       11.2
2003 (December)             615,145      526,618       458.7     484.0        5.5
2002 (December)             502,746      463,192       445.8     379.0      (15.0)
2002 (June)                 462,613      423,087       412.3     354.5      (14.0)
2001 (June)                 417,260      416,872       407.6     393.0       (3.6)
2000 (June)                 461,615      461,125       450.9     461.5        2.4
1999 (June)                 333,630      322,485       325.9     262.5      (19.5)


Five year record
to 31 December/30 June*
                                   Actual     Potential     Earnings   Dividends
                                  gearing       gearing        pence       pence
                                  ratio 2       ratio 3
2004 (June)                          1.03          1.17        (2.97)        Nil
2003 (December)                      1.08          1.17        (5.32)        Nil
2002 (December)                      1.04          1.09        (2.14)        Nil
2002 (June)                          1.00          1.09        (1.52)        Nil
2001 (June)                          0.92          1.00         2.60        1.80
2000 (June)                          0.70          1.00         4.68        3.80
1999 (June)                          0.67          1.03         2.35        1.50

*The Company changed its financial year end from 30 June to 31 December, effective from 31 December 2002. Notes:

1. Total assets:             Total assets less current liabilities.

2. Actual gearing ratio:     Total assets (less cash and money market
                             instruments) divided by shareholders' funds.

3. Potential gearing ratio:  Total assets divided by shareholders' funds.

SVG Capital plc
Interim Report and Accounts
2004


Chairman and
CEO's statement


Portfolio performance

We are pleased to report a solid set of results. Over the six months, bolstered by an improved exit environment and the strong performance of the underlying portfolio of companies, in local currency, the investment portfolio has increased in value by 4.7%.

However, the portfolio's valuation is affected by foreign exchange movements and much of this growth has been outweighed by adverse foreign currency movements, specifically the strengthening of sterling against the euro. Approximately 50% of SVG Capital's portfolio is euro denominated and the 5% rise in sterling against the euro over the six months has, along with other currency movements, had a negative impact of approximately (GBP16.4) million on the portfolio's valuation. Allowing for this negative impact, net assets increased by 1% to GBP532.5 million (463.4p per share - fully diluted).

The operating environment for the majority of SVG Capital's portfolio companies, while variable, has shown signs of improvement in the first six months of this year. In aggregate, the portfolio companies continue to generate cash and repay debt, which, like previous periods, has had a positive impact on company valuations, and has enabled a number of recapitalisations to take place. In addition, the portfolio has benefited from a large number of smaller realisations, which, on average, have been at a 63.0% uplift to the December 2003 valuations.

SVG Capital's portfolio continues to be valued on a conservative basis, with discounts across the valuation bases increasing over the period.


New fund commitments

We are currently performing due diligence on the Schroder Ventures US Fund II. Schroder Ventures US was established in 1998 and held the final close of its first mid-market fund in October 2000 with total commitments of US$270 million. The second fund is being raised to follow a similar investment remit to that of its predecessor, investing in mid-market companies in the technology, media, telecommunications, and business services sectors and within a broad range of investment stages, including development capital and management buy-outs.

In addition, SVG Capital intends to increase its commitment to The Japan Fund IV to US$90 million (previously US$50 million) at the fund's final closing in the fourth quarter of 2004. The Japan Fund IV will invest predominantly in buy-out transactions in Japan across a range of industries and sectors.


Operating review

The fund advisory business, SVG Advisers, has made a strong start and remains on target to build profit streams that will, over time add value to SVG Capital.

Three years after its establishment, SVG Advisers is beginning to create a reputation of innovation and excellence within its key markets. The hard work and dedication the team has put into building this business is admirable. In addition to SVG Capital's own assets and commitments, we now advise seven funds with combined third-party funds under management and commitments of over EUR1.4 billion.


Schroder Private Equity Fund of Funds II

The Schroder Private Equity Fund of Funds II (SPEFOF II) held a final closing in April 2004 at EUR285 million, exceeding its target of EUR250 million and the amount raised for the first fund of funds in 2002 (EUR242 million). SPEFOF II has already made commitments totalling EUR110 million to nine private equity partnerships in Europe and the US.


SVG Diamond 1

In late September, SVG Diamond successfully raised EUR400 million through an innovative Collateralised Fund Obligation ('CFO') of private equity funds, comprising EUR260 million of investment grade bonds and preferred equity shares representing commitments of EUR140 million at closing. The investment grade bonds allow international fixed income investors exposure to the private equity asset class at various levels of credit risk. SVG Diamond is the first CFO of private equity funds incorporating drawable equity, reinvestment and over-commitment strategies.

SVG Diamond issued four tranches of bonds, denominated in both euros and US$, which have been rated by the rating agencies in the AAA, AA, A and BBB categories. These ratings have been achieved without the need of a third-party insurance wrap. SVG Diamond will initially purchase a secondary portfolio of interests in approximately 20 private equity funds and will make commitments to approximately 40 primary private equity funds, diversified by vintage year, manager and geography. The CFO will predominantly be focused on buy-outs in Western Europe and the US.

SVG Advisers will be the investment adviser responsible for all fund recommendations. In addition, SVG Capital has subscribed for preferred equity shares representing a commitment of EUR50 million at closing. These shares are subordinated to the bonds and we believe offer the potential for high returns as well as diversification.

1 SVG Diamond Private Equity plc and SVG Diamond Holdings Limited

We are pleased to report a solid set of results. Over the six months, bolstered by an improved exit environment and the strong performance of the underlying portfolio of companies, in local currency, the investment portfolio has increased in value by 4.7%.


Change of name

Following shareholder approval at the Annual General Meeting, the Company changed its name to SVG Capital plc in May 2004, with its fund advisory business renamed SVG Advisers.

In conjunction with the name change, SVG Capital launched a new website (www.svgcapital.com). On the new website you will find information on SVG Capital and its fund advisory business, including information on the various funds advised by SVG Advisers and general information on private equity.

Shareholders are reminded that their shareholdings are unaffected by this name change and that existing share certificates should be retained, as they will remain valid for all purposes.


Board changes

John Govett, who has been a Director of the Company since its formation in 1996, retired from the Board of the Company on 30 September 2004. On behalf of the Board, we would like to thank John for his major contribution to the Company since its formation.

Francis Finlay joined the Board as an independent Non-Executive Director on 1 October 2004.

Francis Finlay, aged 61, is Chairman and Chief Executive Officer of Clay Finlay Inc., a New York based investment management firm with offices in London and Tokyo. Clay Finlay manages a full range of global and regional equity mandates for a worldwide institutional client base. Prior to co-founding Clay Finlay in 1982, Francis Finlay held senior investment management positions with Morgan Guaranty in New York and Lazard Freres in Paris and New York.

Educated at Oxford University, he is currently an Honorary Fellow of Merton College and a Governor of the London Business School.

Francis Finlay will bring valuable experience to the Board, and on behalf of the Directors, we welcome him. His election as a Director of the Company will be proposed at the 2005 Annual General Meeting.


Investment strategy

SVG Capital's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures.

SVG Capital's portfolio of funds has been very cash generative, enabling the Company to make large commitments to new Permira and Schroder Ventures' funds. Going forward, the portfolio's cash generation is likely to be above the growth rate of the Permira and Schroder Ventures' group. Accordingly, the Board is considering whether also to invest, to a limited extent, with other private equity groups, and will be consulting shareholders in the fourth quarter of 2004 with a view to seeking shareholder approval to amend the Company's investment objective at the 2005 Annual General Meeting.

Outlook

The first half of 2004 has seen strong levels of activity, in terms both of new investment and sales. Realisations in the six months have been through a number of routes with many private equity investors taking advantage of the improved capital markets and returning cash to investors via recapitalisations and new listings. More recently, uncertainty in the capital markets has re-emerged and this has led to more difficult conditions for new issues, although the scope for trade sales and recapitalisations remains.

Over the five years to June 2004, SVG Capital has outperformed public markets, in terms of both net asset and share price growth, reporting compound growth of 7.3% p.a. in net assets per share and 14.5% p.a. in share price. This growth compares to respective negative returns of (5.4%) p.a. and (5.1%) p.a. from the FTSE All-Share and FTSE World Indices over the same period.


John McLachlan
Chairman



Nicholas Ferguson
Chief Executive

SVG Capital plc
Interim Report and Accounts
2004



Uplifts in valuation
                                                30 June 2004   31 Dec 2003     Change in
                                                   Valuation     Valuation        Period
Company                                              GBP'000       GBP'000       GBP'000
SEAT Pagine Gialle                                    37,068       *27,327         9,741
Eyetech Pharmaceuticals                                9,300        *1,797         7,503
Hogg Robinson                                         30,473        24,716         5,757
Rodenstock                                            12,954         8,252         4,702
Premiere                                              18,461        14,320         4,141

* attributable value

Figure 1



Portfolio
review

At 30 June 2004, SVG Capital had net assets of GBP532.5 million (fully diluted net assets per share of 463.4p).

Against a backdrop of an improving, but variable, operating environment and concerns about security, oil prices, interest rates and the overall strength of the global economic recovery, the portfolio of companies continues to perform solidly. In aggregate, portfolio companies' earnings have improved and a focus on cash generation and debt repayment has had a positive impact on many company valuations.

There has been an improvement in the exit environment in the first six months of 2004, with secondary buy-outs, recapitalisations and IPOs offering liquidity for investors. In total, SVG Capital received GBP69.4 million 1 2 in distributions in the six months, compared to only GBP3.7 million in the same period last year and GBP30.2 million for the year to December 2003. Excluding recapitalisations (which are a return of cost), these distributions have been at an average 63% uplift to December 2003 valuations. Since inception, SVG Capital has reported an average uplift on realisations to previous valuations of approximately 41%.

The strong performance in the underlying portfolio companies, coupled with the improvement in the exit environment resulted in a GBP26.3 million growth in the investment portfolio, in local currency. However, much of this growth has been outweighed by foreign exchange movements with the strengthening of sterling against the euro over the six months adversely impacting the portfolio valuation. All in all, foreign exchange movements had a negative impact of approximately (GBP16.4) million on the portfolio's sterling valuation. In addition, the strong euro against the US$ continues to affect a number of portfolio company earnings, specifically those with large European operations and US$ revenues.

Driven by a steep fall in comparable semiconductor earnings multiples, which fell approximately 26% in the six months, the weighted comparable earnings multiples used to value the portfolio have decreased. Ignoring the semiconductor companies in the portfolio, the comparable earnings multiples used to value the remainder of the portfolio have remained fairly static, which is unsurprising given the flat performance of public markets over the six months. SVG Capital's portfolio continues to be valued on a conservative basis, with average valuation discounts increasing during the period.

The portfolio valuation has also benefited from a number of write-ups in the six months, the largest being the GBP9.7 million write-up of SEAT Pagine Gialle, which has moved from cost to a quoted valuation basis for the first time; and the GBP7.5 million write-up of Eyetech Pharmaceuticals following its flotation in January. The other major change in valuation is the aggregate GBP9.0 million decrease in value of austriamicrosystems, which floated on the Zurich stock exchange in May.

The portfolio is made up of 127 companies, with the 20 largest companies representing 74% of the portfolio. Just over half (54%) of the portfolio is valued on an earnings basis. Of this, 11% has been written down on an earnings basis, bringing the total percentage of the portfolio valued below cost to 16%. There has been a marked increase in the percentage of the portfolio valued on a quoted basis, which now stands at 18%, a result of the flotations of Eyetech Pharmaceuticals and austriamicrosystems, in addition to the revaluation of SEAT Pagine Gialle from cost to a quoted basis.

The sector, geographical and stage profiles of the portfolio remain relatively unchanged.


Portfolio changes

A number of portfolio companies moved from a cost to a quoted or earnings basis for the first time. The most significant writeups in the period were SEAT Pagine Gialle, Eyetech Pharmaceuticals, Hogg Robinson, Rodenstock and Premiere.

See figure 1

As mentioned above, the largest change in valuation over the six months was the telephone directories, directory assistance and business information company SEAT Pagine Gialle. Funds advised by Permira originally invested in this Milan listed company in July 2003. In April, 19% of the fund's holding in the company was sold at an approximate gross multiple of two times original cost (in local currency). The 30 June 2004 valuation of GBP37.1 million reflects the quoted value of SVG Capital's remaining holding (after the application of discounts), representing an uplift of GBP9.7 million to the attributable December 2003 value.

1 Not including P123 deemed distributions

SVG Capital plc
Interim Report and Accounts
2004


In aggregate, portfolio companies' earnings have improved and a focus on cash generation and debt repayment has had a positive impact on many company valuations.



Realisations
                                              Realisation*      31 Dec 2003**
                                                     Value          Valuation     Cost**
Company                                            GBP'000            GBP'000    GBP'000
SEAT Pagine Gialle                                  12,330              7,069      6,760
austriamicrosystems                                  3,823              4,693      6,315
Eyetech Pharmaceuticals                              3,077                654        576

* including P123
** attributable value and cost

Figure 2



Eyetech Pharmaceuticals had a successful IPO on NASDAQ in January with shares listing at US$21.00 per share. Since its listing, Eyetech has successfully filed a New Drug Application with the Food and Drug Administration following positive results of the clinical trials of its lead drug candidate Macugen and at 30 June 2004 its share price was trading at US$42.92. In May, close to 27% of SVG Capital's holding in Eyetech was realised, at an approximate multiple of six times attributable cost (in local currency). After the application of discounts, SVG Capital's remaining holding in the company was valued at GBP9.3 million, representing a GBP7.5 million uplift to the attributable December 2003 value.

The next largest write-up in the period was the GBP5.8 million increase in value of the business travel and outsourced employee benefit services company, Hogg Robinson, which was originally acquired in June 2000. The company has two principal activities: international business travel and outsourced employee benefit services. Both businesses are performing well and continue to increase earnings. In addition, earlier this year, the travel management business acquired (without the need for additional equity from investors) the business travel management operations of Kuoni Reisen Holdings AG. This acquisition has given Hogg Robinson's travel management business a leading European market position and access to the German and Swiss business travel markets.

Rodenstock is one of the world's leading manufacturers of spectacles. Since its acquisition in September 2003, the performance of the company has been stronger than anticipated and it has benefited from new healthcare reforms which were implemented in Germany in early 2004. The latter led to strong sales in the last quarter of 2003 and the first quarter of 2004 and as a result the company's net debt position is ahead of plan. Since June 2004, Rodenstock has completed a recapitalisation that will return approximately 70% of the cost of the investment to investors.

Premiere is the only major Pay-TV operator in Germany and Austria offering premium Pay-TV content, including live sports, movies and special interest packages. The company underwent a major restructuring in 2002/2003, which has led to strong subscriber growth and a restructured cost base, giving the company substantial operational leverage. The company continues to introduce new sales channels and further increase content attractiveness for subscribers, in addition to improving subscriber and churn management.

The most significant write-downs in the period were austriamicrosystems and Takko.

Austriamicrosystems, the designer and manufacturer of semiconductor specialty products, floated on the SWX Swiss Exchange in May, with shares being placed at CHF35 per share, capitalising the company at CHF385 million. At the flotation, funds advised by Permira sold 20% of their holding in the company, representing an approximate net value of GBP3.8 million for SVG Capital. After the application of discounts, SVG Capital's remaining holding in the company was valued at GBP13.9 million at 30 June 2004. This, in addition to the cash proceeds received from the partial realisation, represents an aggregate loss of GBP9.0 million to the December 2003 valuation (GBP26.7 million). Despite a general improvement in the operating environment, global quoted semiconductor share prices have fallen by approximately 20% since May and austriamicrosystems' share price has not been immune from this general sector downturn. The underlying performance of the company remains strong, recently reporting significant growth in sales and operating profits.

Takko is a discount clothing retailer for women's, men's and children's clothes with over 700 stores in Germany and Austria. Since its acquisition in 2000, the company has been adversely affected by the performance of the German retail textile market, which has been in constant decline since 2000. During that time the company has successfully grown its store portfolio, increased gross margins, reduced costs and improved its working capital. However, its operating environment remains difficult and growth remains below expectations. As a result, the company has been written down on an earnings basis to GBP12.6 million (December 2003: GBP16.6 million).

There has been an improvement in the exit activity in the first six months of 2004, with 28 full or partial realisations and two recapitalisations within the portfolio. In total, SVG Capital has received distributions of GBP69.4 million33 in the six months. Excluding the recapitalisations, the largest of these were:
SEAT Pagine Gialle, austriamicrosystems and Eyetech Pharmaceuticals.

SVG Capital plc
Interim Report and Accounts
2004


The portfolio valuation has also benefited from a number of write-ups in the six months, the largest being GBP9.7 million write-up of SEAG Pagine Gialle.


Portfolio review
continued

See figure 2, previous page

In May, the worldwide supplier of innovative speciality chemicals and nutritional ingredients, Cognis, completed a recapitalisation returning approximately 58% of the cost of the investment to investors. The net value of this recapitalisation for SVG Capital was GBP19.1 million. In addition to Cognis, in June, Memec the global semiconductor distributor, completed a recapitalisation returning approximately 20% of the cost of the investment, representing a value of GBP11.8 million for SVG Capital.

Eight new and 16 follow-on investments were made in the six months, with a total of GBP41.9 million4 of calls being paid (June 2003: GBP26.0 million). Of the new investments, two feature in the 20 largest companies: Debitel and New Look. Debitel is Europe's largest mobile phone service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.2 million customers and operates via a network of 5,000 retail partners and 100 of its own shops. SVG Capital's share of this investment will be GBP21.0 million.

New Look is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has over 500 stores in the UK and around 200 stores in France (trading under the MIM brand). SVG Capital's share of this investment is GBP19.2 million.

Since 30 June, three new investments have been announced, the AA, Intelsat and Grandi Navi Veloci.

With approximately 15 million members, the AA has a pre-eminent position in the roadside services market, providing both private and fleet motorists with breakdown cover across the UK. The business comprises roadside recovery, insurance, personal loans, service centres, mobile tyre fitting, publishing and driving schools. Its financial services division provides motor and home insurance and personal loans with some 1.6 million insurance policies and a GBP1 billion loan book. SVG Capital's share of this investment will be approximately GBP36.9 million.

Intelsat is a leading global satellite communications company offering wholesale internet, broadcast, telephony and corporate network solutions to leading service providers in approximately 200 countries and territories worldwide. Its global communications network includes 28 geostationary satellites servicing more than 600 customers around the world, including internet service providers, telecommunications companies, broadcasters and corporate network service providers. SVG Capital's share of this investment will be announced in due course. Grandi Navi Veloci (GNV) is a leading European ferry company, with a fleet of eight ships. Funds advised by Permira and the Grimaldi family announced an agreement to acquire 71.3% of GNV and an intention to launch a public tender offer for the remainder of the shares in the company, which is listed on the Milan Stock Exchange. GNV owns the youngest ferry fleet in Europe. The first of its eight ships was launched in 1993, while its two largest and most recent ships, Superba and Suprema, were launched in 2002 and 2003. The acquisition of GNV will aid its existing development plans, which involve developing the 'cruise-ferry' concept, and will combine passengers on cruise ships with the transportation of cars and heavy goods vehicles. SVG Capital's share of this investment will be approximately GBP11.8 million.

The portfolio valuation has also benefited from a number of write-ups in the six months, the largest being GBP9.7 million write-up of SEAT Pagine Gialle.


Valuation basis (by value)

Companies valued on an earnings basis continue to dominate the portfolio (54%). Of this, 11% has been written down on an earnings basis, bringing the total percentage of the portfolio valued below cost to 16%. Predictably, given the flotation of Eyetech Pharmaceuticals and austriamicrosystems, in addition to the revaluation of SEAT Pagine Gialle, quoted companies now make up 18% of the portfolio.

See figure 3

The average weighted discounted earnings multiple used to value the portfolio decreased to 7.3 (December 2003: 8.6). The fall in this weighted average number was influenced by comparable semiconductor multiples, which fell 26% over the six months. Ignoring the semiconductor companies, comparable earnings multiples used to value the remainder of the portfolio have remained fairly static at 6.7 (December 2003: 6.6).

The average discounts applied to valuation bases increased from 26% to 32% at 30 June 2004.

SVG Capital plc
Interim Report and Accounts
2004


Portfolio review
continued


Geographical and sector distribution (by value)

The geographical weighting of the portfolio remains relatively unchanged, with a slight increase in exposure to the UK as a result of the new investments, such as New Look. The portfolio's exposure to multinational companies decreased slightly and its exposure to continental European companies remained fairly constant. The remainder of the portfolio is split between Asia (9%) and North America (13%).

See figure 4

The only major change in the sector weightings of the portfolio is its increased exposure to the consumer sector, a result of the new investments and the write-up of Rodenstock, and its decreased weighting to the medical/health sector (predominantly a result of the sales of Sirona, Euro Dental and demedis).

See figure 5


Portfolio maturity

The average age of the portfolio remains low with 49% of investments held for more than three years, 51% being held for under three years, of which 23% have been held for under a year.

See figure 6


Deal type

Given its high exposure to funds advised by Permira, SVG Capital's portfolio continues to be focused towards Management Buy-Outs/Ins (83%) with a small exposure to Development Capital (12%). SVG Capital's exposure to early-stage companies (5%) is almost entirely in the life sciences sectors.


Fund commitments

At 30 June 2004, SVG Capital had GBP529.8 million in uncalled commitments to twelve funds (December 2003: GBP594.4 million to twelve funds). This figure includes a GBP3.0 million uncalled commitment to the Strategic Recovery Fund and a GBP28.1 million uncalled commitment to P123, half of which is due in October 2004, with the remainder due in October 2005.


Cash and marketable securities

At 30 June 2004, SVG Capital's gross cash balance of GBP72.0 million (December 2003: GBP47.7 million) was held principally in money market funds.



Return on holdings of Permira and Schroder Ventures' funds

                                                            Six months       Year to
                                                            to 30 June   31 Dec 2003
                                                                  2004
                                                                  GBPm          GBPm
Opening valuation                                                560.3         484.0
Calls payable                                                     37.5         110.7
Distributions receivable*                                        (69.4)        (59.4)
                                                                 528.4         535.3
Increase in value of portfolio:                                   26.3          21.4
(Less)/plus foreign exchange movement                            (16.4)          3.6
                                                                   9.9          25.0
Closing portfolio                                                538.3         560.3

* Cash proceeds only - not including distributions to P123



Uncalled fund commitments
                                                                 Amount   SVG Capital's
                                                 Amount        uncalled        Uncalled
                                                 called (local currency)    commitment 1
                                       (local currency)                              GBP

Permira Europe III                             EUR22.3m       EUR485.6m          325.8m
Permira Europe II                             EUR539.0m       EUR111.2m           74.5m
The Japan Fund IV2                            YEN262.3m     YEN3,485.3m           17.6m
The Japan Venture Fund III                  YEN2,962.6m       YEN487.4m            2.5m
Schroder Ventures Asia Pacific Fund3           US$67.2m        US$41.4m           22.8m
Schroder Ventures US Fund                      US$58.5m        US$14.6m            8.1m
Schroder Canadian Buy-Out Fund II               C$17.0m          C$0.9m            0.4m
Schroder Canadian Buy-Out Fund III              C$15.0m         C$35.5m           14.6m
Schroder Ventures International Life
Sciences Fund II                               US$75.9m         US$5.7m            3.2m
International Life Sciences Fund III           US$22.1m        US$52.9m           29.2m
Strategic Recovery Fund                         GBP4.4m         GBP3.0m            3.0m
P123                                           EUR62.9m        EUR41.9m           28.1m
Total                                                                         GBP529.8m

1   Based on exchange rates at 30 June 2004

2 Based on SVG Capital's commitment to the fund at its third closing, SVG Capital will commit a further US$55 million at the fund's final close.

3   Cannot be called for new investments

SVG Capital plc
Interim Report and Accounts
2004


20 largest underlying companies

In the following pages, we show SVG Capital's 20 largest investments by value as at 30 June 2004.


1. Travelodge & Little Chef (UK)
Company GBP000's
Cost: 51,835
Value: 45,675
% of net assets: 8.6%
Date of acquisition : December 2002

Travelodge is the second largest operator in the UK budget hotel sector, providing around 13,000 rooms in 227 hotels located around Britain. Little Chef is the largest roadside restaurant chain in Britain with approximately 400 outlets. The valuation basis is earnings.


2. Memec (US)
Company GBP000's
Cost: 39,563
Value: 38,914
% of net assets: 7.3%
Date of acquisition: October 2000

Memec is a global specialist semiconductor distributor with operations in all of the world's key technology markets: Europe, the Americas, Japan and the Asia Pacific regions. The valuation basis is earnings.


3. Ferretti (Italy)
Company GBP000's
Cost: 36,014
Value: 38,827
% of net assets: 7.3%
Date of acquisition: November 2002

Ferretti Group is a leading manufacturer of luxury motoryachts, headquartered in Forli, Italy. The group employs more than 800 people in 10 plants based in Italy and the US. The valuation basis is earnings.


4. SEAT Pagine Gialle (Italy)
Company GBP000's
Cost: 28,819
Value: 37,068
% of net assets: 7.0%
Date of acquisition: July 2003

SEAT Pagine Gialle is a telephone directories, business information and directory assistance company which demerged from the internet, television and business publishing arm of SEAT in August 2003. The company has significant market share in Italy, the UK and Germany and is Italy's leading yellow pages and telephone directory publisher. The valuation basis is quoted.

SVG Capital plc
Interim Report and Accounts
2004


20 largest underlying companies
continued


5. Hogg Robinson (UK)
Company GBP000's
Cost: 22,178
Value: 30,473
% of net assets: 5.7%
Date of acquisition: June 2000

Hogg Robinson is a services company with two principal activities: international business travel and outsourced employee benefit services. The company's travel operations include corporate travel management and e-commerce. The employee benefit services comprise benefit consulting, administration and payment processing. The valuation basis is earnings.


6. debitel (Germany)
Company GBP000's
Cost: 21,036
Value: 21,036
% of net assets: 4.0%
Date of acquisition: June 2004

debitel is Europe's largest mobile phone service provider, offering a wide range of telecommunications products (mobile, fixed line and internet). The company is headquartered in Germany and has over 10.2 million customers and operates via a network of 5,000 retail partners and 100 of its own shops. The valuation basis is cost in fund currency.



7. New Look (UK)
Company GBP000's
Cost: 19,229
Value: 19,229
% of net assets: 3.6%
Date of acquisition: April 2004

New Look is a leading UK fashion retailer targeting the young (15-44) female market. The company was established in 1969 and has grown to become one of the UK's largest retailers of womenswear with around 4% of the UK womenswear market. New Look has over 500 stores in the UK and around 200 stores in France (trading under the MIM brand). The valuation basis is cost in fund currency.



8. Cognis (Germany)
Company GBP000's
Cost: 13,219
Value: 19,071
% of net assets: 3.6%
Date of acquisition: November 2001

Cognis is a leading world-wide supplier of speciality chemicals, which was carved out from Henkel in 1999. The three divisions of the Cognis Group - Oleochemicals, Care Chemicals and Organic Specialities -supply international manufacturers of detergents, cleaners and cosmetics, as well as other industrial customers. The valuation basis is earnings.

SVG Capital plc
Interim Report and Accounts
2004


20 largest underlying companies
continued


9. Premiere (Germany)
Company GBP000's
Cost: 13,318
Value: 18,461
% of net assets: 3.5%
Date of acquisition: February 2003

Premiere is the leading Pay-TV operator in Germany and Austria. It offers exclusive premium Pay-TV content including sports, movies and special interest packages on 23 channels as well as Pay-per-View. The company has roughly 2.9 million subscribers serving both satellite and cable households. The valuation basis is earnings.


10. austriamicrosystems (Austria)
Company GBP000's
Cost: 26,601
Value: 13,893
% of net assets: 2.6%
Date of acquisition: June 2000

austriamicrosystems designs, manufactures and sells semiconductor speciality products, focusing on analogue and mixed signal ASICS (Application - Specific Integrated Circuits). The company serves the wireless communications, industrial and automotive end-customer markets. The valuation basis is quoted.


11. Rodenstock (Germany)
Company GBP000's
Cost: 8,361
Value: 12,954
% of net assets: 2.4%
Date of acquisition: September 2003

Rodenstock is one of the world's leading manufacturers of spectacles. Headquartered in Munich, it supplies prescription eyewear and sunglasses. The company has almost 6,000 employees based in 18 countries and dedicated production sites in Germany. The valuation basis is earnings.

12. Grammer (Germany)
Company GBP000's
Cost: 8,476
Value: 12,601
% of net assets: 2.4%
Date of acquisition: June 2001

Grammer  supplies  seating  equipment  to  the   automotive/commercial   vehicle
industry. The company serves three different segments of the automotive/commercial vehicle industry: automotive equipment (mainly seating utilities), commercial vehicle driver seats and commercial vehicle passenger seats. The valuation basis is earnings.

SVG Capital plc
Interim Report and Accounts
2004


20 largest underlying companies
continued


13. Takko (Germany)
Company GBP000's
Cost: 14,064
Value: 12,569
% of net assets: 2.4%
Date of acquisition: March 2000

Takko is a retailer of fashionable 'value for money' clothing targeting the young family and women aged between 25 and 40. It runs over 520 stores in Germany and Austria. The valuation basis is earnings.



14. Leica Microsystems (Germany)
Company GBP000's
Cost: 9,972
Value: 12,556
% of net assets: 2.4%
Date of acquisition: March 1998

Leica manufactures and supplies microscopes and related equipment for the healthcare, research and semiconductor industries. The company has leading positions in most of its markets and a strong track record in product innovation. The valuation basis is earnings.


15. Holmes Place (UK)
Company GBP000's
Cost: 12,897
Value: 12,414
% of net assets: 2.3%
Date of acquisition: July 2003

Holmes Place is one of Europe's leading premium health club operators and funds advised by Bridgepoint and Permira invested in the company in July 2003. The valuation basis is cost in fund currency.

16. EEMS (Italy)
Company GBP000's
Cost: 1,376
Value: 11,987
% of net assets: 2.3%
Date of acquisition: May 1999

EEMS performs assembly and test services for DRAM and Flash memory chip manufacturers. It also assembles memory modules, which are used in PCs, telecoms and the automotive industry. The valuation basis is earnings.

SVG Capital plc
Interim Report and Accounts
2004


20 largest underlying companies
continued



17. Inmarsat (UK)
Company GBP000's
Cost: 11,419
Value: 10,872
% of net assets: 2.0%
Date of acquisition: December 2003

As a leading provider of global mobile satellite communication services, Inmarsat has been designing, implementing and operating satellite networks for over 23 years. The company's services include voice, fax, intranet and internet access and other data services used by multinational corporations, government agencies, media and international aid organisations and other users in the maritime, land and aeronautical sectors. The valuation basis is cost in fund currency.



18. Parkway Holdings (Singapore)
Company GBP000's
Cost: 19,076
Value: 9,559
% of net assets: 1.8%
Date of acquisition: December 1999

Parkway is a private healthcare provider in Singapore with an established network of hospitals and clinics in Malaysia, Indonesia and India. The company has the region's best known brand name and a reputation for technological leadership. The valuation basis is quoted.



19. Kiekert (Germany)
Company GBP000's
Cost: 13,357
Value: 9,380
% of net assets: 1.8%
Date of acquisition: September 2000

Kiekert produces complete systems for all devices that open, close, lock and unlock cars and has operated in this market since 1920. Products include highly integrated system locks as well as complex door modules. The valuation basis is write-down.


20. Eyetech Pharmaceuticals (US)
Company GBP000's
Cost: 1,911
Value: 9,300
% of net assets: 1.7%
Date of acquisition: May 2000

Eyetech Pharmaceuticals, Inc. is a biopharmaceutical company that specialises in the development and commercialisation of novel therapeutics to treat diseases of the eye. Eyetech's initial focus is on diseases affecting the back of the eye. The company's most advanced product candidate is Macugen (TM), which Eyetech is developing with Pfizer Inc. for the prevention and treatment of diseases of the eye and related conditions. The valuation basis is quoted.

SVG Capital plc
Interim Report and Accounts
2004



List of investments (Group)
at 30 June 2004

                                                                                                         SVG    Value of         SVG
                                                                                                   Capital's         SVG   Capital's
                                                                                                     holding   Capital's         net
                                                                             Year      Original  in the fund     holding      assets
                                                                           formed  life (years)            %     GBP'000           %

Asia

Asia Pacific Trust
Formed to invest in equity and near-equity investments in the high growth economies of the Asia Pacific region. This trust has been in
liquidation since 1998.                                                      1990          8*         6.4         483         0.1

Asia Pacific Fund II
Established to make equity or near-equity investments in buy-outs, buy-ins, development capital businesses and turnarounds, principally in the Asia Pacific region with an emphasis on Australia, China, Hong
Kong, India, Indonesia, Malaysia, Singapore and Thailand.                    1994          10        14.0      12,677         2.3

Schroder Ventures Asia Pacific Fund
Established to make equity or near-equity investments in companies that have significant exposure to the Asia Pacific region. The fund focuses principally on management buy-outs and buy-ins, financial
acquisitions and larger development capital opportunities.                   1999          10        29.9      22,689         4.3

Co-investments with Asia Pacific Fund II and Schroder Ventures Asia
Pacific Fund                                                                                                    1,114         0.2

The Japan Venture Fund II
Formed to invest in Japanese businesses with potential for capital
growth.                                                                      1990         10*        13.7           5           -

The Japan Venture Fund III
Established to invest directly or indirectly in equity and near-equity investments in a diversified portfolio of early stage or development capital investments and leveraged and management buy-outs and buy-ins
principally in Japan.                                                        1997          10        20.3      12,031         2.3

The Japan Venture Fund IV
Established to invest in buy-out transactions in Japan across a range
of industries and sectors.                                                   2004          10        22.8       1,173         0.2

Total Asia                                                                                                     50,172         9.4

* The lives of these funds have been extended.


SVG Capital plc
Interim Report and Accounts
2004



                                                                                                         SVG    Value of         SVG
                                                                                                   Capital's         SVG   Capital's
                                                                                                     holding   Capital's         net
                                                                               Year     Original in the fund     holding      assets
                                                                             formed life (years)           %     GBP'000           %

Continental Europe

Permira Europe I
The first $1 billion fund raised for equity investment in Europe
focusing on large and medium-sized leveraged buy-out opportunities.            1997           10        13.5      37,109         7.0

Permira Europe II
Formed as the successor to Permira Europe I, the fund focuses on
European buy-outs and buy-ins, in addition to growth capital
investments.                                                                   2000           10        19.7     289,117        54.3

Permira Europe III
Formed as the successor to Permira Europe II, the fund will focus on buy-outs/ins and growth capital investments in European businesses or
of global businesses with a strong European presence.                          2003           10        10.2      10,031         1.9

P123
A fund of Permira pan-European buy-out funds, with interests in
Permira Europe I, II and III.                                                  2003           15        38.6      43,636         8.2

Permira France I
The fund's policy is to invest in leveraged buy-outs and development capital businesses primarily in France. The fund was put into
liquidation in December 1999.                                                  1989          10*        39.8         194           -

Permira France Venture I
Formed with a policy of investing in development capital
opportunities, principally in France.                                          1992          10*        19.0         119           -

Permira German Buy-Outs
Established to invest in buy-outs of companies in Germany and some of
its neighbouring countries.                                                    1986          10*        29.7       9,389         1.8

Permira German Buy-Outs 1992
Established to invest in a diverse portfolio of buy-outs, buy-ins, development capital businesses and turnarounds, principally in
Germany, Austria and Switzerland.                                              1992          10*        19.4         705         0.1

Permira Italy II
Established to make equity and near-equity investments in buy-outs and buy-ins, including development capital businesses, principally in
Italy.                                                                         1993           10        21.0       1,551         0.3

The Spanish Venture Fund
Established with a policy of investing in leveraged buy-outs and
development capital businesses in Spain.                                       1990          10*        23.2       1,477         0.3

Total Continental Europe                                                                                         393,328        73.9

*The lives of these funds have been extended.

SVG Capital plc
Interim Report and Accounts
2004



List of investments (Group)
at 30 June 2004

continued

                                                                                                        SVG                      SVG
                                                                                                  Capital's     Value of   Capital's
                                                                                       Original     holdingSVG Capital's         net
                                                                                Year       life in the fund      holding      assets
                                                                              formed    (years)           %      GBP'000           %

United Kingdom

Permira UK III
Established as Permira's third buy-out fund in the United Kingdom to invest in equity and near-equity investments in buy-outs, buy-ins,
development capital businesses and turnarounds.                                 1993         10        18.8        6,444         1.2

Permira UK Venture III
Established to invest in a diversified portfolio of venture or development capital businesses and buy-outs principally in the United
Kingdom.                                                                        1990        10*         8.7          442         0.1

Permira UK Venture IV
Established to follow the policies of the fully invested Permira UK
Venture III.                                                                    1995         10         4.2        1,606         0.3

Total United Kingdom                                                                                               8,492         1.6

*The lives of these funds have been extended.

SVG Capital plc
Interim Report and Accounts
2004

                                                                                                       SVG   Value of
                                                                                                 Capital's        SVG SVG Capital's
                                                                                                   holding  Capital's           net
                                                                             Year     Original in the fund    holding        assets
                                                                           formed life (years)           %    GBP'000             %
North America

Schroder Canadian Buy-Out Fund II
Established to invest in buy-outs and development capital
opportunities principally in Canada.                                           1994           10        22.6      5,943          1.1

Schroder Canadian Buy-Out Fund III
Established to invest principally in buy-outs, buy-ins, leveraged
build-ups and development capital opportunities in Canada.                     2000           10        26.6      1,701          0.3

Co-investments with Schroder Canadian Buy-Out Funds II, III and
Schroder Ventures US Fund                                                                                         9,469          1.8

Schroder Ventures International Life Sciences Fund
Established to invest in life sciences companies principally in the
United States, the United Kingdom and Europe.                                  1993           10         6.8      1,601          0.3

Schroder Ventures International Life Sciences Fund II
Established as a successor to Schroder Ventures International Life
Sciences Fund, to invest in a diversified portfolio of life sciences companies principally in the United States and Europe. The majority
of these investments will be in early stage opportunities.                     1999           10        29.2     32,306          6.1

International Life Sciences Fund III
The successor to Schroder Ventures International Life Sciences
Fund II, established to invest in a diversified portfolio of life sciences companies principally in the United States and Europe. The
majority of these investments will be in early stage opportunities.            2002           10        19.1      8,565          1.6

Schroder Ventures US Fund
Established to invest in larger development capital and mid-size buy-outs in the United States, with a particular focus on media,
telecommunications and technology sectors.                                     1999           10        29.9     26,687          5.0

Total North America                                                                                              86,272         16.2

Total funds and co-investments                                                                                  538,264        101.1
Money market instruments                                                                                         60,727         11.4
Listed UK equities                                                                                               13,430          2.5

Total investment portfolio                                                                                      612,421        115.0
Other assets less total liabilities                                                                            (79,893)       (15.0)

Total Net Assets                                                                                                532,528        100.0

* The lives of these funds have been extended.

SVG Capital plc
Interim Report and Accounts
2004


Independent review report
to SVG Capital plc


Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004, which comprises the Consolidated Statement of Total Return, Company Statement of Total Return, Consolidated Balance Sheet, Consolidated Cash Flow Statement, and the related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.


Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.


Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit.

Accordingly we do not express an audit opinion on the financial information.


Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Ernst & Young LLP
London
22 September 2004


Notes

The maintenance and integrity of the SVG Capital plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the web site. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

SVG Capital plc
Interim Report and Accounts
2004


Consolidated statement
of total return

(incorporating the revenue account)

                                      For the six months                For the six months               For the year ended
                                      ended 30 June 2004                ended 30 June 2003                31 December 2003
                                  Revenue    Capital      Total    Revenue     Capital      Total    Revenue    Capital      Total
                                  GBP'000    GBP'000    GBP'000    GBP'000     GBP'000    GBP'000    GBP'000    GBP'000    GBP'000
Realised gains on investments           -      9,536      9,536          -          88         88          -     10,894     10,894
Unrealised gains on investments         -         65         65          -       1,780      1,780          -     15,128     15,128
Gains on investments                    -      9,601      9,601          -       1,868      1,868          -     26,022     26,022
Foreign exchange gains/(losses)
on non-cash balances                    -         85         85          -         (45)       (45)         -        938        938
Foreign exchange (losses)/gains
on cash balances                     (145)      (424)      (569)       208        (288)       (80)       178       (630)      (452)
Income (note 1)                     3,744          -      3,744      2,610           -      2,610      6,857          -      6,857
Administrative expenses (note 2)   (4,186)         -     (4,186)    (3,669)          -     (3,669)    (7,642)    (3,357)   (10,999)
Net return/(deficit) before
finance costs and taxation           (587)     9,262      8,675       (851)      1,535        684       (607)    22,973     22,366
Interest payable and similar
charges                            (2,713)         -     (2,713)    (2,071)          -     (2,071)    (5,106)         -     (5,106)
Net return/(deficit) on
ordinary activities before
taxation                           (3,300)     9,262      5,962     (2,922)      1,535     (1,387)    (5,713)    22,973     17,260
Tax on ordinary activities            (47)         -        (47)       128           -        128        182          -        182
Return/(deficit) on ordinary
activities after tax               (3,347)     9,262      5,915     (2,794)      1,535     (1,259)    (5,531)    22,973     17,442
Minority interest - equity              -         (5)        (5)         -         (16)       (16)         -        (66)       (66)
Return/(deficit) on ordinary
activities after tax and
minority interest attributable
to equity shareholders             (3,347)     9,257      5,910     (2,794)      1,519     (1,275)    (5,531)    22,907     17,376
Dividends                               -          -          -          -           -          -          -          -          -
Return/(deficit) on ordinary
activities transferred
(from)/to reserves                 (3,347)p    9,257      5,910     (2,794)p      1,519    (1,275)p   (5,531)p   22,907     17,376
Return/(deficit) per ordinary
share (note 3)                      (2.97)      8.22p      5.25p     (2.73)       1.48p     (1.25)     (5.32)     22.02p     16.70p
Return/(deficit) per ordinary
share - diluted (note 3)              n/a                              n/a                               n/a


The notes on pages 23 and 24 form an integral part of these accounts.


SVG Capital plc
Interim Report and Accounts
2004


Company statement
of total return

(incorporating the revenue account)



                                      For the six months                For the six months               For the year ended
                                      ended 30 June 2004                ended 30 June 2003                31 December 2003
                                  Revenue    Capital      Total    Revenue     Capital      Total    Revenue    Capital      Total
                                  GBP'000    GBP'000    GBP'000    GBP'000     GBP'000    GBP'000    GBP'000    GBP'000    GBP'000
Realised gains/(losses) on
investments                             -      9,202      9,202          -        (181)      (181)         -     10,255     10,255
Unrealised gains on investments         -        444        444          -       2,030      2,030          -     15,717     15,717
Gains on investments                    -      9,646      9,646          -       1,849      1,849          -     25,972     25,972
Foreign exchange gains/(losses)
on non-cash balances                    -         85         85          -         (45)       (45)         -        938        938
Foreign exchange losses on cash
balances                                -       (427)      (427)         -        (278)      (278)         -       (599)      (599)
Income (note 1)                       684          -        684        724           -        724      1,144          -      1,144
Administrative expenses (note 2)     (594)         -       (594)      (448)          -       (448)    (1,154)    (3,357)    (4,511)
Net return/(deficit) before
finance costs and taxation             90      9,304      9,394        276       1,526      1,802        (10)    22,954     22,944
Interest payable and similar
charges                            (2,713)         -     (2,713)    (2,071)          -     (2,071)    (5,106)         -     (5,106)
Net return/(deficit) on
ordinary activities before
taxation                           (2,623)     9,304      6,681     (1,795)      1,526       (269)    (5,116)    22,954     17,838
Tax on ordinary activities             84          -         84        130           -        130        138          -        138
Return/(deficit) on ordinary
activities after tax               (2,539)     9,304      6,765     (1,665)      1,526       (139)    (4,978)    22,954     17,976
Dividends                               -          -          -          -           -          -          -          -          -
Return/(deficit) on ordinary
activities transferred
(from)/to reserves                 (2,539)p    9,304      6,765     (1,665)p     1,526       (139)p   (4,978)p   22,954     17,976
Return/(deficit) per ordinary
share (note 3)                      (2.25)      8.26p      6.01p     (1.63)       1.49p     (0.14)     (4.79)     22.07p     17.28p
Return/(deficit) per ordinary
share - diluted (note 3)              n/a                              n/a                               n/a

The notes on pages 23 and 24 form an integral part of these accounts.


SVG Capital plc
Interim Report and Accounts
2004



Balance sheets

                                                                              As at                  As at                   As at
                                                                       30 June 2004           30 June 2003        31 December 2003
                                                                  Group     Company       Group    Company       Group     Company
                                                                GBP'000     GBP'000     GBP'000    GBP'000     GBP'000     GBP'000
Tangible fixed assets                                             1,182           -         236          -         399           -
                                                                  1,182           -         236          -         399           -
Fixed asset investments
Funds and co-investments                                        538,264     511,451     508,509    482,718     560,287     530,794
Listed UK equities                                               13,430      13,430         497        497       8,184       8,184
Money market instruments                                         60,727      60,727      26,811     26,811      41,877      41,877
Investment in subsidiaries                                            -      37,314           -     30,620           -      35,538
                                                                612,421     622,922     535,817    540,646     610,348     616,393
Current assets
Debtors                                                           3,994       3,154       4,280      3,292       6,718       3,190
Cash at bank                                                     11,253         614       5,700      1,501       5,791         610
                                                                 15,247       3,768       9,980      4,793      12,509       3,800
Current liabilities
Creditors: amounts falling due within one year                    7,698       3,980       4,758      2,829       8,111       4,297
Net current assets/(liabilities)                                  7,549        (212)      5,222      1,964       4,398        (497)
Total assets less current liabilities                           621,152     622,710     541,275    542,610     615,145     615,896
Creditors: amounts falling due after more than one year          88,200      87,668      78,499     78,008      88,108      87,619
(note 5)
Minority interest - non-equity                                      100           -         100          -         100           -
Minority interest - equity                                          324           -         269          -         319           -
Net assets                                                      532,528     535,042     462,407    464,602     526,618     528,277
Capital and reserves
Called up share capital                                         112,655     112,655     102,391    102,391     112,655     112,655
Share premium account                                            43,114      43,114       7,818      7,818      43,114      43,114
Capital redemption reserve                                        3,204       3,204       3,204      3,204       3,204       3,204
Share purchase reserve                                           92,054      92,054      92,054     92,054      92,054      92,054
Capital reserve                                                 291,159     291,338     260,514    260,606     281,902     282,034
Revenue reserve                                                  (9,658)     (7,323)     (3,574)    (1,471)     (6,311)     (4,784)
Equity shareholders' funds                                      532,528     535,042     462,407    464,602     526,618     528,277
Net asset value per ordinary share
- undiluted (note 6)                                              472.7p      467.5p      451.6p     453.8p      467.5p      468.9p
- diluted (note 6)                                                463.4p      458.8p      444.2p     446.1p      458.7p      460.0p

The notes on pages 23 and 24 form an integral part of these accounts.


SVG Capital plc
Interim Report and Accounts
2004


Consolidated cash flow
statement

                                                                                          For the six   For the six       For the
                                                                                               months        months          year
                                                                                                ended         ended         ended
                                                                                              30 June       30 June   31 December
                                                                                                 2004          2003          2003
                                                                                              GBP'000       GBP'000       GBP'000
Operating activities
Income received from investments                                                                  380           493           931
Interest received                                                                                 134           135           424
Investment advisory fee income received                                                         6,130         2,605         4,442
Administrative expenses paid                                                                   (6,414)       (5,094)       (8,068)
Net cash inflow/(outflow) from operating activities                                               230        (1,861)       (2,271)
Return on investments and servicing of finance
Interest paid                                                                                  (1,123)            -        (2,808)
Loan facility finance costs                                                                      (544)       (1,221)       (2,361)
Net cash outflow from investments and servicing of finance                                     (1,667)       (1,221)       (5,169)
Taxation
UK tax recovered                                                                                   44            60           131
Overseas tax (paid)/recovered                                                                     (87)            2            (8)
Total tax (paid)/recovered                                                                        (43)           62           123
Capital expenditure and financial investment
Purchase of money market instruments                                                          (76,642)      (44,711)     (100,720)
Purchase of tangible fixed assets                                                                  (8)           (5)         (221)
Purchase of UK listed equities                                                                 (4,403)         (395)       (7,477)
Sale of money market instruments                                                               56,758        31,342        73,052
Calls paid and secondary units purchased                                                      (37,541)      (26,029)     (110,737)
Capital distributions received                                                                 69,356         3,714        59,426
Net cash inflow/(outflow) from capital expenditure and financial investment                     7,520       (36,084)      (86,677)
Equity dividends paid
Dividends                                                                                           -             -             -
Total dividends paid                                                                                -             -             -
Financing
Drawdown from loan facility                                                                         -             -        39,996
Repayment of loan facility                                                                          -             -       (39,028)
Proceeds from ordinary share placing                                                                -             -        47,919
Issue and listing costs of ordinary shares                                                         (9)            -        (2,448)
Proceeds from convertible bond issue                                                                -        40,000        49,797
Issue costs of convertible bonds                                                                    -            (3)         (886)
Net cash (outflow)/inflow from financing                                                           (9)       39,997        95,350
Net cash inflow                                                                                 6,031           893         1,356
Reconciliation of net cash flow to movement in net debt
Increase in cash during the period                                                              6,031           893         1,356
Foreign exchange loss on currency balances                                                       (569)          (80)         (452)
Net increase in convertible bonds                                                                 (49)      (38,807)      (48,418)
Change in net debt                                                                              5,413       (37,994)      (47,514)
Net debt at the beginning of the period                                                       (81,828)      (34,314)      (34,314)
Net debt at the end of the period                                                             (76,415)      (72,308)      (81,828)
The notes on pages 23 and 24 form an integral part of these accounts.

SVG Capital plc
Interim Report and Accounts
2004



Notes to the accounts


1 Income
                                                                               For the six          For the six         For the year
                                                                              months ended         months ended                ended
                                                                              30 June 2004         30 June 2003     31 December 2003
                                                                           Group   Company      Group   Company      Group   Company
Income from money market instruments                                         413       413        284       284        454       454
Income from funds and co-investments                                         232       232        379       379        564       564
Income from investment advisory services                                   2,959         -      1,714         -      5,438         -
Interest receivable and other income                                         140        39        233        61        401       126
                                                                           3,744       684      2,610       724      6,857     1,144


2 Administrative expenses
                                                                               For the six          For the six         For the year
                                                                              months ended         months ended                ended
                                                                              30 June 2004         30 June 2003     31 December 2003
                                                                           Group   Company      Group   Company     Group    Company
Fees payable to Schroder Investment
Management Limited                                                           195       195        160       160       322        322
Directors' remuneration                                                      721        91        773        95     1,504        191
Staff costs                                                                2,100         -      1,849         -     3,773          -
Depreciation                                                                 142         -         49         -       100          -
General expenses                                                             983       289        804       180     1,893        605
Auditors' remuneration                                                        45        19         34        13        50         36
                                                                           4,186       594      3,669       448     7,642      1,154



3
The basic revenue return per ordinary share is based on the net deficit on ordinary activities after interest payable, taxation and minority interest of GBP3,347,000 (six months ended 30 June 2003: deficit of GBP2,794,000; year ended 31 December 2003: deficit of GBP5,531,000) and on 112,655,174 (six months ended 30 June 2003: 102,384,781; year ended 31 December 2003: 104,018,459) ordinary shares, being the weighted average number of ordinary shares in issue during the period.

The capital return per ordinary share is based on the net return for the period of GBP9,257,000 (six months ended 30 June 2003: GBP1,519,000; year ended 31 December 2003: GBP22,907,000) and on 112,655,174 (six months ended 30 June 2003:
102,384,781; year ended 31 December 2003: 104,018,459) ordinary shares, being the weighted average number of ordinary shares in issue during the period.

The diluted revenue returns per ordinary share for the six months ended 30 June 2004 have been calculated in accordance with FRS 14 under which the 2011 and 2013 4.5% convertible bonds are regarded as dilutive if, on conversion, the increased returns attributable to equity shareholders arising from interest saved, less taxation, divided by the increased weighted average number of shares, are less than (or greater than in respect of deficits) the basic revenue returns per ordinary share.

These calculations assume that conversion of dilutive potential ordinary shares takes place on 1 January 2004, at an exercise price of 399p, in respect of the 2011 4.5% convertible bonds and 480p for the 2013 4.5% convertible bonds. As there are revenue losses, the convertible bonds do not have a dilutive effect on revenue returns in either period.

The diluted revenue returns per ordinary share have also been calculated assuming the exercise of all potential dilutive ordinary shares arising from the share options in issue. As there are revenue losses, the options do not have a dilutive effect on revenue returns in any period.

SVG Capital plc
Interim Report and Accounts
2004



Notes to the accounts

continued


4
The Company has a EUR285m loan facility with the Royal Bank of Scotland plc and HBOS plc. No drawdowns were made under the facility for the six months ended 30 June 2004.


5
Creditors due after more than one year, on a consolidated basis, are detailed below. The 2011 convertible bonds convert into ordinary shares at 399p. The 2013 convertible bonds are convertible into ordinary shares at 480p.



                                                                                                                            As at
                                                                                          As at            As at      31 December
                                                                                   30 June 2004     30 June 2003             2003
                                                                                        GBP'000          GBP'000          GBP'000
4.5% Subordinated Convertible Bonds 2011                                                 39,400           39,500           39,400
4.5% Subordinated Convertible Bonds 2013                                                 49,000           40,000           49,000
Unamortised premium, issue and listing costs                                               (732)          (1,492)            (781)
Deferred staff compensation                                                                 532              491              489
Long-term liabilities                                                                    88,200           78,499           88,108


In accordance with FRS4 "Capital Instruments", issue costs are charged to the revenue account over the term of the capital instrument.


6
Calculation of the net asset value per share is based on 112,655,174 ordinary shares in issue as at 30 June 2004 (30 June 2003: 102,391,012, 31 December 2003:
112,655,174),  Group net assets of GBP532,528,000 (30 June 2003: GBP462,407,000;
31 December 2003: GBP526,618,000), and Company net assets of GBP535,042,000 (30 June 2003: GBP464,602,000; 31 December 2003: GBP528,277,000).

The  Group  and  Company   diluted  net  asset   values  per  share  assume  the
GBP39,400,000 2011 convertible bonds are converted at 30 June 2004 at an exercise price of 399p into 9,874,687 new shares (30 June 2003: GBP39,500,000 converted at 399p into 9,899,749 new shares; 31 December 2003: GBP39,400,000 converted at 399p into 9,874,687 new shares). The GBP49,000,000 2013 convertible bonds are not dilutive as their conversion price of 480p exceeds the undiluted net asset value at 30 June 2004.

The Group and Company diluted net asset values also assume that share options with a strike price lower than the undiluted net asset value are exercised at 30 June 2004 into an additional 5,451,530 ordinary shares (30 June 2003: 5,451,530 ordinary shares and 31 December 2003: 5,391,904 ordinary shares), for consideration of GBP21,096,000 (30 June 2003: GBP21,096,000 and 31 December 2003: GBP20,881,000).

Therefore the calculation of the diluted net asset values per share are based on Group net assets of GBP593,024,000 (30 June 2003: GBP523,003,000; 31 December 2003: GBP586,899,000), Company net assets of GBP595,538,000 (30 June 2003:
GBP525,198,000;  31 December 2003:  GBP588,558,000) and on 127,981,391  ordinary shares (30 June 2003: 117,742,291; 31 December 2003: 127,921,765).


7
The half yearly figures are non-statutory accounts and are unaudited. The abridged balance sheet, revenue statement and abridged cash flow statement for the year ended 31 December 2003 are extracts from the latest published accounts. A copy of the published accounts for that year has been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The half yearly figures have been prepared using the same accounting policies as those adopted in preparing the latest published accounts.

Company summary


The Company

SVG Capital plc carries on business as an investment trust and it is listed on the London Stock Exchange. SVG Capital's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of buy-out and development capital funds, which are managed or advised by Permira or Schroder Ventures.

To complement this investment objective and to further enhance the value of SVG Capital, the Company has an investment fund advisory business which structures, markets, manages and advises products for investment in private equity, and in public equity using private equity techniques.

Investment trust companies are able to switch investments without liability for capital gains tax. This, together with the advantages of professional management and spread of risk, makes investment trusts a valuable investment medium.

In order to continue to obtain exemption from capital gains tax, the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue is the period ended 31 December 2002 and the Company has subsequently directed its affairs so as to enable it to continue to qualify for such approval. The Company is not a close company for taxation purposes.


Information for shareholders

The Company's shares are listed on the London Stock Exchange. The stock exchange code for the shares is SVI. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the Shares is available on the FT Cityline by dialing: 0906 843 1432. Calls are charged at 60p per minute at all times.

The net asset value is calculated at 31 December and 30 June each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practicable to publish the net asset value on a more frequent basis.

A  factsheet  containing   information  including  the  diversification  of  the
portfolio and the Company's ten largest investments is published quarterly, and is available on request from the Secretary.


Website

The Company's dedicated website may be found at www.svgcapital.com. The site contains details of all press releases published by the Company, share price information, copies of the Annual Report and Accounts and Interim Report, and a Newssheet which incorporates information on recent transactions, a comprehensive analysis of the Company's Portfolio and detailed market commentary. The Newssheet is distributed to the shareholders of the Company.


Capital gains tax information

For the 2004/2005 tax year, the annual capital gains (after adjusting for indexation and taper relief) of private individuals in excess of GBP8,200 (2003/2004: GBP7,900) are assessed for capital gains tax.

Capital gains on shares disposed of by individuals may be eligible for taper relief. The taper reduces the amount of a chargeable gain according to how long the asset has been held for periods after 5 April 1998.

Where shares were acquired before 6 April 1998, the capital gain will also be reduced by indexation allowance for the period up to April 1998, but not thereafter.

For the benefit of those shareholders who acquired their holdings in exchange for their interests in Schroder Ventures' funds, the acquisition cost of the shares for capital gains tax purposes based upon initial dealings on 23 May 1996 was as follows:

Each ordinary share of GBP1: 191.50p.

The acquisition cost of the Subordinated Convertible bonds for capital gains tax purposes based upon the original purchase price, at initial issue, was as follows:

Each 41/2% Subordinated Convertible Bond of GBP100,000 nominal value:
GBP100,000.


Schroder investment trust dealing service

The Schroder Investment Trust Dealing Service provides a convenient and cost effective means of investing in the ordinary shares of the Company. The Service offers investors:

-   a regular investment option from a minimum of GBP50 per month

-   a lump sum investment option from a minimum of GBP1,000

-   daily dealing

-   competitive charges

-   the option to reinvest income.


Other investment trusts which are available through this service are Schroder Asia Pacific Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder UK Growth Fund plc, Schroder UK Mid & Small Cap Fund plc, Schroder Split Investment Fund plc and Schroder Split ZDP plc and International Biotechnology Trust plc.

If you would like further information about the Schroder Investment Trust Dealing Service please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.

Individual savings account - Schroder maxi ISA plan

The Schroder ISA offers investors:

- lump sum investments in the ordinary shares of the Company from a minimum of GBP1,000 to a maximum of GBP7,000 in the current tax year.

-   a regular investment option from a minimum of GBP50 per month

-   competitive charges

-   the option to reinvest income

-   the option to include other trusts.

If you would like further information about the Schroder Maxi ISA, please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.



Registrar services

Communications with shareholders are mailed to the address held on the register. Any notifications and enquiries relating to registered share holdings, including a change of address or other amendment should be directed to Lloyds TSB Registrars Scotland at PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1WQ. The helpline telephone number of Lloyds TSB Registrars is 0870 601 5366.

Lloyds TSB Registrars Scotland maintain a web-based enquiry service for shareholders. Currently the 'Shareview' site (address below) contains information available on public registers. Shareholders will be invited to enter their name, shareholder reference (account number) and post code and will be able to view information on their own holding.

Visit www.shareview.co.uk for more details.

Directors
John McLachlan (Chairman)
Nicholas Ferguson (Chief Executive)
Francis Finlay (appointed 1 October 2004)
John Govett (retired 30 September 2004)
Anthony Habgood
Edgar Koning
Denis Raeburn
Andrew Williams (Executive)


Head office
111 Strand
London WC2R 0AG
Telephone 020 7010 8900


Secretary and registered office
Schroder Investment Management Limited
31 Gresham Street
London EC2V 7QA
Telephone 020 7658 3206


Advisers
Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Bankers
The Royal Bank of Scotland plc
Corporate Banking Office
5-10 Great Tower Street
London EC3P 3HX

Registrar for ordinary shares
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ

Registrar for the subordinated convertible bonds
JP Morgan Chase Bank
Trinity Tower
9 Thomas More Street
London E1N 1YT

Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY

Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

SVG Capital plc
Interim Report and Accounts
2004



Notes

Designed and produced by Carnegie Orr +44 (0)20 7610 6140 www.carnegieorr.co.uk


Registered office
31 Gresham Street
London EC2V 7QA

Telephone 020 7658 3206
Fax 020 7658 3538


Head office
111 Strand
London WC2R 0AG

Telephone 020 7010 8900
Fax 020 7240 5346

www.svgcapital.com





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC


Date:   27 October, 2004

                                By:/s/John Spedding
                                      John Spedding
                                      Company Secretary
                                      For and on behalf of Schroder Investment
                                      Management Limited, Secretaries